PRESS RELEASE

Banro Foundation Wins “Community Development and Local Content”
Award at the DRC Mining Industry Awards in Lubumbashi

Toronto, Canada – June 13, 2016 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that the Company’s registered charity, the Banro Foundation, has received a major award at the DRC Mining Industry Awards for its social investment programs in the Democratic Republic of the Congo (the “DRC”).

The Award for “Community Development and Local Content,” presented on June 8, 2016 in Lubumbashi, DRC, recognizes the mining company, business, or individual that best supports mining and the local or wider community.

In making the award to the Banro Foundation, the organizers said: “Since its creation, the Banro Foundation has completed more than 70 projects and invested more than US$5.5 million. The Banro Foundation’s approach to community development with a ‘shared value’ approach is unique in DRC. The Foundation understands that the competitiveness of Banro and the health of the communities around it are mutually dependent and thus invests accordingly.”

The is the second year in a row that Banro has been recognized at the DRC Mining Industry Awards for its social investment programs. In 2015, Banro Corporation won the Award for “Best Social Investment Programs.”

Banro President and CEO John Clarke said: “We are thrilled to see the Banro Foundation formally recognized for its contributions to local economic development in the DRC. Community development has been a major priority of the Company since exploration began in 2004, and was reinforced with the creation of the Banro Foundation. This award truly belongs to all our employees in the DRC, who have provided tremendous support for the Banro Foundation’s commitment to social development.”

Founded in 2005 as a registered DRC charity, the Banro Foundation focuses on long-term economic and social development in the communities near its operations. It invests primarily in education, health care, social infrastructure development and sustainable agriculture.

The 70 plus social development projects completed by the Foundation include the construction of 10 new primary and high schools plus the rehabilitation of two additional schools, which together serve over 7,000 children; construction of a new university residence for women; the building of four new health care facilities; construction of a regional marketplace; development of four potable water systems serving 33,000 people; the rehabilitation of community roads and reconstruction of several bridges; the construction of two new basketball courts and many other capital projects.

A major focus of the Banro Foundation currently is development of a sustainable agricultural project, the Fundi Farm, whose goals are to generate local employment and incomes, provide a new food supply for the region and open new markets for locally grown produce and transfer enhanced agricultural skills to local farmers.

The Foundation has also undertaken dozens of non-capital programs directed at supporting children and education, health care, women and humanitarian efforts. Currently, for example, the Foundation is shipping 40,000 French language text books from Canada to the eastern DRC to be used in schools in south Kivu and Maniema Provinces. This is the second such shipment of text books to the DRC.

In addition to the Foundation, the contributions of the Company’s two mining operations and its exploration division have also made far-reaching contributions to economic development in the eastern DRC. They include the creation of thousands of capacity-building jobs; the construction of significant infrastructure, including the rebuilding of over 500 kilometres of public roads and 90 bridges and stream-crossings; the nurturing on a major scale of local businesses and supply chains; the promotion of alternative and sustainable livelihoods for people living near its operations and more.

The DRC Mining Industry Awards are held as part of DRC Mining Industry Week, which brings together leaders from mining, investment, government, and non-governmental organizations. According to the organizers, the Mining Industry Awards aim to recognise excellence within the Mining Sector in the DRC. The awards are based on thoroughly researched information and a Judging Panel hand-picked for their expertise and thought-leadership in the sector.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Martin Jones, (416) 366-2221 ext. 3213.